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Attention:	Jeanne Baker
Brian Cascio
Jordan Nimitz
Jason Drory

Re:	10X Capital Venture Acquisition Corp. II
Amendment No. 2 to Registration Statement on Form S-4
Filed August 11, 2023
File No. 333-269342

To the addressees set forth above:

On behalf of 10X Capital Venture Acquisition Corp. II (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 2 to Registration Statement on Form S-4 (the “Amendment No. 2”), filed on August 11, 2023. Concurrently with its submission of this letter to the Staff, the Company has filed Amendment No. 3 to the Form S-4 (the “Amendment No. 3”) with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments in the Staff’s letter to the Company, dated August 23, 2023, relating to the Amendment No. 2. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4 filed August 11, 2023

Background to the Business Combination, page 109

1.	We note your revised disclosure in response to our prior comment 11. Please revise to disclose the size and material attributes of each of the five potential targets considered when you narrowed the potential target companies from 20 potential companies to 5, and also clarify the meaning of “PropTech” on page 110. Please expand your disclosure relating to the five target companies you considered following the termination of the PrimeBlock Merger Agreement to address the disclosure issues included in our prior comment 11.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 110-111 of Amendment No. 3.

2.	We note your revised disclosure in response to our prior comment 12, including your statement that the financial model was delivered “[o]n or about September 15, 2023.” Please revise your disclosure to confirm the date was on or about September 15, 2022 or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 113 of Amendment No. 3.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

September 19 2023

Certain AFRAG Projected Financial Information, page 126

3.	We acknowledge your revised disclosure in response to our prior comment 15, which we reissue. Please revise to clarify whether 10X II still believes that the projections, and the fairness opinion that partially relies on those projections, are reasonable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 130 of Amendment No. 3. The Company notes that if AFRAG develops materially different projections, it will provide such updated projections in the registration statement prior to seeking effectiveness.

4.	We note your response to our prior comment 17, which we reissue in part. We refer to your disclosure that the favorable results of AFRAG’s initial 305 hectares pilot program supported AFRAG management’s assumption of alfalfa yields of 2.5 ton per hectare per cut through 2023 increasing to 3 tons per hectare from 2024 through 2027. Please expand your disclosure relating to AFRAG’s pilot program and discuss the evidence that support AFRAG management’s projections regarding alfalfa yields through 2027.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 127-128 of Amendment No. 3.

5.	We note your response to prior comment 19 and revised disclosure and reissue. Please revise your disclosure to discuss the aggregate amount of capital AFRAG assumed was needed for each year projected or otherwise advise. In addition, we note your disclosure that your projected revenue for the year ended December 31, 2023 was less than projected, “as a result of AFRAG not raising anticipated interim financing.” Please clarify whether AFRAG have received any interim financing to date and quantify the additional transactions or capital AFRAG needs to “roll forward” its projections.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 129-130 of Amendment No. 3.

Unaudited Pro Forma Condensed Combined Financial Information

The Forward Purchase Agreement, page 170

6.	We note your revised disclosures in response to prior comments 22 and 24. We have the following additional comments:

●	You indicate that the Forward Purchase Agreement is intended to reduce redemption related risks. Please explain the nature of those risks. In this regard, your disclosures imply that the Forward Purchase Agreement may provide you with liquidity. However, even though Scenario 2a and Scenario 3a reference shares purchased under the Forward Purchase Agreement, the cash adjustments in 2(H) are the same with and without shares purchased under the Forward Purchase Agreement. Please clarify. Specifically, if true, expand your disclosures to indicate that since Vellar will purchase the Company’s shares in the open market, the Company will not receive any cash for Vellar’s purchases under the Forward Purchase Agreement;

●	You disclose at the top of page 171 that, assuming Vellar purchases the maximum shares, and does not sell such shares prior to the Maturity, the Maturity Consideration would be $2.1 million and $4.2 million under the 50% and 100% redemption scenario. Please reconcile this disclosure to your disclosure at the bottom of page 171 that, if Vellar purchases any shares pursuant to the Forward Purchase Agreement, immediately following the closing of the Business Combination, the Company will need to pay Vellar the Prepayment Amount and the Share Consideration. Please quantify these obligations and explain how they are reflected in your pro forma financial statements. In this regard, your current pro forma financial statements appear to only reflect the fee due at maturity and the resulting impact of the number of shares outstanding; and

●	In order to provide additional clarity, please separately present the shareholder redemptions from the funding and liability incurred from the Forward Purchase Agreement.

September 19 2023

Response: In response to the first bullet point, the Company respectfully advises the Staff that the redemption-related risks include all of the risks associated with high redemptions, including reduced funds in the trust account at Closing. Pursuant to the Forward Purchase Agreement, Vellar has agreed to waive any redemption rights with respect to the shares it acquires. The Forward Purchase Agreement is not intended to provide additional liquidity to the Company prior to the time of Closing.

In response to the second bullet point, the Company respectfully advises the Staff that the Maturity Consideration is a separate payment due on the Maturity Date as set forth in the Forward Purchase Agreement. The Prepayment Amount and the Share Consideration are due in connection with the Closing of the Business Combination. The Prepayment Amount is a cash payment due to Vellar and the Share Consideration is a non-cash payment (i.e., to be paid in shares of AFRAG PubCo). The Company has revised the disclosure on pages 184 of Amendment No. 3.

In response to the third bullet point, the Company has revised the disclosure on page 173 of Amendment No. 3.

7.	We reissue prior comment 25. It is unclear where you have clarified if Vellar must wait until the end of the three years following the consummation of the Business Combination to sell their shares back to the Company.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Amendment No. 3 includes disclosure on pages 108, 171-172, 184 and 206 to the effect that Vellar may, in its discretion, declare an Optional Early Termination (as defined in Amendment No.3) from time to time prior to the Maturity Date (as defined in Amendment No.3) and sell their shares at such time. Vellar may wait until the Maturity Date to sell their shares back to the Company, but they are not required to do so.

Note 2(E), page 181

8.	We note your expanded disclosure provided in response to prior comment 23. In light of the fact that you may pay the vendors with funds under the SEPA or from additional capital raises, please expand your disclosures to provide a sensitivity analysis of the number of shares that may be issued. Specifically, disclose the number of shares that may be issued using the current market price and also the incremental number of shares that would be issued for each $1.00 decrease in the market price.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 183 of Amendment No. 3.

Note 2(cc), page 182

9.	We note your revisions made in response to prior comment 26. Adjustment (cc) under the Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the Year Ended December 31, 2022 indicates that the adjustment reflects the post December 31, 2022 transactions costs. Given that you have presented pro forma information through March 31, 2023, adjustment (cc) should only reflect the post March 31, 2023 transaction costs as the costs incurred during January 1, 2023 through March 31, 2023 should already be reflected in the historical financial statements. Please advise or revise your disclosures accordingly.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Section 3230.3 of Regulation S-X requires that pro forma adjustments be computed assuming that the transaction occurred at the beginning of the fiscal year presented, which would be January 1, 2022 for the Unaudited Pro Forma Condensed Combined Statements of Operations for the Year Ended December 31, 2022. As such, the company has included transaction costs in the Unaudited Pro Forma Condensed Combined Statements of Operations for the Year Ended December 31, 2022, but not the the Unaudited Pro Forma Condensed Combined Statements of Operations for the Six Months Ended June 30, 2023. The Company has adjusted the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2023 to include transaction costs to be incurred after June 30, 2023.

September 19 2023

Information about AFRAG, page 210

10.	We note your revised disclosure in response to our prior comment 29, which we reissue in part. Please revise your disclosure on page 210 to quantify AFRAG’s history of net losses. We refer to your revised disclosure on page 34.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 213 of Amendment No. 3.

Relative Logistics, page 222

11.	We note your response to our prior comment 30, which we reissue in part. You disclose that AFRAG’s existing power sources will be sufficient to support its business for the next 18 months. Please revise to disclose the extent to which the completion of the solar power plant was assumed in AFRAG’s projections beyond this 18-month period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 225 of Amendment No. 3.

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Any comments or questions regarding the foregoing should be directed to the undersigned at +44.20.7710.3098 or j.david.stewart@lw.com. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ J. David Stewart
J. David Stewart
of LATHAM & WATKINS LLP

Enclosures

cc:	Hans Thomas, 10X Capital Venture Acquisition Corp. II

Alan Kessler, African Agriculture, Inc.

Ryan J. Maierson, Latham & Watkins LLP